                                September 4, 1998


Dear Fellow Stockholders:


         The Board of Directors of Raytel Medical Corporation has adopted a Shareholder Rights Plan (the "Plan"). The Plan has not been adopted in response to any known effort to acquire control of the Company.

         The Board of Directors believes the Plan protects your interests in the event the Company is confronted with an unsolicited takeover attempt. The Plan contains provisions designed to deter unsolicited offers that do not treat all stockholders equally, acquisitions of significant blocks of shares in the open market without paying a control premium and other coercive takeover tactics which may impair the Board's ability to represent your interests fully. We consider the Plan to be an effective tool in protecting your equity investment, while not preventing a fair acquisition offer.

         We have enclosed a summary of the principal terms of the Plan and we urge you to read it carefully.

         You are not required to take any action at this time. We recommend, however, that you read the enclosed summary of the many features of the Plan, and retain the summary with your Raytel stock certificates or records. If you should require further information, a copy of the Plan is available from the Company's Secretary.


                                        Very truly yours,



                                        Richard F. Bader
                                        Chairman and Chief Executive Officer